                            Filed by PSINet Inc.
                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 0-25812

                            Subject Company: Metamor Worldwide, Inc.
                            Commission File No.: 0-26970

 The following is a slide presentation given to certain analysts by PSINet Inc.

                                     PSINet [logo]

                           THE INTERNET SUPER CARRIER

                      PSINet: Largest Pure Play Global ISP
                      ------------------------------------
                        Q4 1999 Run Rate Revenues: $844M




     Internet Access               e-Commerce               Web Hosting and
          $426M                      $184M                Managed Applications
                                                                  $58M

                                Carrier Services
                                     $176M




          Exclusive Focus on IP and e-Commerce Products for Businesses

                                 PSINet Mission
                                 --------------
         Top 3 Provider of IP and e-Commerce Services to Businesses in
                         Top 20 Global Telecom Markets

Key Strategies
 .  Expand global presence
 .  Offer high quality productivity-enhancing IP and e-Commerce products and solutions for businesses
 .  Aggressively pursue e-Commerce, web hosting and VPN opportunities
 .  Deploy global next generation fiber-optic network and data centers
 .  Leverage global sales distribution channels
 . Pursue strategic acquisitions that broaden product and service offerings and leverages network

                               PSINet Today - ISC
                               ------------------


 .  Markets:  Operate in the top 20 global telecom markets
 .  Distribution:  1,200+ sales and marketing people; over 2,500 VARs
 .  Brand:  One global brand with world class customer service
 .  Web Hosting:  240,000 sq. feet of global hosting facilities; 1.76M under construction
 .  e-Commerce:  20M transactions daily; 12.5M monthly over the internet
 . Customers: 91,000 business customers; 1.4M carrier & SOHO/consumer accounts . Network: 1,000,000+ mile OC12 network; 900 POPs worldwide

                           PSINet Global Data Network
                           --------------------------


     Graphic of a map of the world depicting points along PSINet's global network and the following companies with which PSINet has strategic alliances in providing bandwidth and/or from whom PSINet has acquired fiber:

     Starcom
     Japan - US Cable Network
     Broadwing
     Atlantic Crossing
     Metromedia Fiber Network
     Loral Orion
     Hermes Europe Railtek
     Flag Atlantic - 1
     North Pacific Cable

                                 PSINet Customers
                                 ----------------


 Fortune 500             New Media & Technology               e-Commerce


American Airlines               Virgin               Donaldson Lufkin & Jenrette
American Express                 IBM                          First Data
   Xerox                      Microsoft                     Merrill Lynch
 Mitsubishi               barnesandnoble.com                     EDS
  K-Mart                       E-Trade                      Goldman Sachs
   AT&T                       china.com                  Fidelity Investments
   Chase                                                      Prudential

                            Superior Performance and
                             Customer Satisfaction
                             ---------------------
                    PSINet at Top of Independent ISP Ratings



    Overall Rating                  Value For Price                Availability

1.  UUnet                        1.  PSINet                      1.  UUnet
2.  PSINet                       2.  EarthLink                   2.  PSINet
3.  EarthLink                    3.  UUnet                       3.  MCI
4.  Sprint                       4.  Sprint                      4.  GTE
5.  IBM                          5.  Netcom                      5.  EarthLink
6.  GTE Internetworking          6.  AT&T                        6.  IBM
7.  AT&T                         7.  AOL                         7.  AT&T
8.  C&W                          8.  IBM                         8.  Sprint
9.  Netcom                       9.  C&W                         9.  Netcom
10. CompuServe                   10. GTE Internetworking         10. CompuServe

                           Complete IP and e-Commerce
                            Solutions for Businesses
                            ------------------------


     Internet Acess                 Advanced                   e-Commerce                 Web Hosting
                                    Products
-------------------------------------------------------------------------------------------------------------

Dedicated Access                      VISP               Point of Sale Services          Shared Hosting

Global Dial-up                   Voice-Over-IP             Financial Services           Managed Services
Access

DSL and Cable                  Security Solutions           Telecom Services              Collocation
Modem Products

Wireless Solutions              Video Streaming            Gateway Solutions                Managed
                                                                                          Applications
                                      VPN



                   Increasing Gross Margins and Profitability

                            Complete Internet Access
                                   Solutions
                                   ---------
                          Total Access Revenues: $426M
                           96% year over year growth

(Q4 99 annualized)
(Information below is presented
       in a pie chart)

$310M - Dedicated Access                       . 23,500 dedicated accounts
$113M - Dial-up Access                         . 30,000 dial-up accounts
$3M - Other                                    . Full product line offering
                                                     -  Dedicated
                                                     -  Dial-up
                                                     -  DSL
                                                     -  Wireless
                                                     -  Cable modem

                           Complete Carrier Solutions
                           --------------------------
                    Total Carrier Services Revenues:  $176M
                           127% year over year growth

     Graphic appears of logos depicting the following ISP customers (with arrows leading from each one into a cylinder which reads "PSINet Network Backbone and Virtual ISP Services"):

   EarthLink [logo]
   Webtv     [logo]
   FlashNet  [logo]
   ACN       [logo]
   NetZero   [logo]


 .  Low Cost/Reduced Provisioning Cycle
 .  Global Coverage
 .  Customer/Network Support


             Over 550 ISP Customers Servicing Over 800,000 End-Users

                          Complete e-Commerce Solutions
                          -----------------------------
                           Total TNS Revenues:  $184M
                           98% year over year growth
(Q499 annualized)

(Information below is presented                             .  Point-of-Sale Services
    in a pie chart)                                              20 million transactions daily
$124M - Point-of-Sale Services                                   70% market share in U.S.
$39M - Telecom Services                                          9 of 10 largest POS transaction processors
$13M - International Bundled Services                       .  Telecom Services
$8M - Financial Services                                         Electronic fraud control and validation
                                                                 SS7 data base network management

                                                            .  Financial Services
                                                                 Extranet/VPNs
                                                                 Proprietary trading applications
                                                                 Collocation & Managed application
                                                                 Hosting
                                                                 Premium voice services

                         Complete Web Hosting Solutions
                         ------------------------------
                         Total Hosting Revenues:  $58M
                           144% year over year growth

(Q499 annualized)

(Information below is presented
             in a pie chart)


$38M - Managed Services/Apps/Collocation       .  30,700 web hosting accounts
$20M - Shared Hosting                          .  240,000 square feet of global
                                                  hosting facilities today
                                               .  1.76 million additional square
                                                  feet of global hosting
                                                  facilities over next 10 months

                         Global Hosting Center Presence
                         ------------------------------


  Graphic appears with a map of the world with points on the map depicting the following PSINet hosting centers:


                                                     Centers anticipated to
             Centers Opened                            be opened in 2000
             --------------                            -----------------
               Herndon, VA                                Seattle, WA
              New York, NY                                Boston, MA
             Los Angeles, CA                              Chicago, IL
            San Francisco, CA                             Houston, TX
               Toronto, ON                                Dallas, TX
                 London                                   Atlanta, GA
                Amsterdam                                  Miami, FL
                  Tokyo                                     Sao Paolo
                 Geneva                                    Mexico City
                Neuchatel                                    Paris
                 Sydney                                     Berlin
                                                           Frankfurt
                                                             Seoul

                         World Wide Web Hosting Events
                         -----------------------------

MTV Europe  (logo)                                      NASA  (logo)
chose PSINet for collocation and video streaming        PSINet is the official ISP of NASA, providing
for its M2 digital television site                      hosting and video streaming of NASA Missions

World Cup '98  (picture of soccer player)               The Open Championship (logo)
generated site visits from 170 countries,
including a one-day record of 59 million hits
                                                        Alliance with H-P and TWI Interactive
                                                        provide hosting services for the British Open, the
                                                        America's Cup Challenger Series, the Brazilian
                                                        National Soccer Team and Spanish soccer power FC
                                                        Barcelona.
Baltimore Ravens  (logo)
Miami Dolphins (logo)
New Jersey Nets (logo)
US Sports Marketing
helped Baltimore Ravens develop www.ravenszone.net.
PSINet is also the official ISP of both the New Jersey
Nets and the Miami Dolphins.

                         Metomor/Xpedior Transactions:
                       The Evolution of Managed Services
                       ---------------------------------

      PSINet                METAMOR                       Xpedior
 .  Internet Super      .  Leading global         .  Leading e-Business services
   Carrier                provider of               provider
 .  IP                     enterprise solutions   .  Turnkey e-Business and e-
   communication       .  Application               Commerce solutions
   products and           development,           .  Focus on Global 2000 and
   services               network integration       Internet-centric customers
 .  Focus on               and managed            .  Over 1,400 employees in 13
   middle-market          services solutions        domestic and 3 international
   business customers  .  Focus on                  knowledge centers
 .  Over 4,000             middle-market
   employees with         business customers
   full operations     .  Over 4,000
   in 28 countries        employees in over
   on 5 continents        80+ domestic and
                          international offices

                               Pro Forma Revenues
                               ------------------
                            Annualized Q4'99 Revenue
                                  (in million)


         PSINet           (Pie chart appears here)       Metamor  -  Xpedior
Internet Access    $426   59%                              Metamor    $432
                                              41%
Carrier Services    176                                    Xpedior     163
                                                           ---------------
Web Hosting          58                                    Total      $595
e-Commerce          184
-----------------------
  Total      $844

                          First Global Provider of IP
                         Solutions and Managed Services
                         ------------------------------

 .    Unmatched product mix, technical expertise, customer base, infrastructure and scale

 .    Ability to provide a range of turnkey enterprise solutions and legacy system integration to fully outsourced e-Business solutions

 .    Superior quality solutions - combines hosting and Internet expertise with application development / systems integration

 .    Ability to productize vertical applications for delivery in a managed, hosted environment

 .    Single service provider -- provides "one-stop" solution for enterprises looking to become e-enabled

                              Strategic Rationale
                              -------------------

 .    Delivers tremendous worldwide cross-selling and upselling opportunities

 .    Combines complementary skill sets to fully serve customer requirements

 .    Leverages PSINet's global hosting and IP-distribution platform to enable rapid geographic expansion

 .    Accelerates development of new IP and e-Business products and services

 .    Speeds entry into high margin ASP and managed services offerings

 .    Ability to capitalize on migration of legacy ERP systems to Internet hosted solutions and maintenance of applications in managed environments

                          Enormous Market Opportunity
                          ---------------------------

($ in billions)

 Worldwide IT Services         Worldwide Internet        Worldwide ASP Services
                             Professional Services
        10% CAGR                    57% CAGR                    97% CAGR
(Bar Graph Appears Here)    (Bar Graph Appears Here)    (Bar Graph Appears Here)

      $317 - 1999                 $12.9 - 1999                 $0.3 - 1999
      $349 - 2000                 $21.5 - 2000                 $0.6 - 2000
      $383 - 2001                 $35.2 - 2001                 $1.3 - 2001
      $421 - 2002                 $54.1 - 2002                 $2.4 - 2002
      $468 - 2003                 $78.6 - 2003                 $4.5 - 2003

Source:  IDC

                             End-to-End e-Business
                            Solutions - A Megatrend
                            -----------------------


Enterprise Requirements                        PSINet       Metamor/      Pro
                                                            Xpedior      Forma

Enterprise/Applications Development                            X           X
Turnkey e-Business Solutions                                   X           X
Network Integration/Testing                                    X           X
Global Application Delivery/Network              X                         X
  Platform
e-Commerce/Transaction Processing                X                         X
Global Hosting/Colocation facilities             X                         X
Managed Services                                 X             X           X
Single-source Provider                                                     X

                          Combination Increases Total
                              Revenue Opportunity
                              -------------------

  A Graph Appears with the "Average Revenue Per Customer" along the vertical edge and "Time" along the horizontal edge, showing that with respect to (1) Outsourced ASP, (2) Managed Applications, (3) Managed Services (4) Hosting and (5) Connectivity, the "Average Revenue Per Customer" will increase at a greater rate after the Metamor merger than it would before the Metamor merger.

                               Expected Synergies
                               ------------------

 .    Cross-selling into PSINet, Metamor and Xpedior customer bases

 .    Bundling of PSINet access / hosting / e-Commerce services with Metamor and
     Xpedior solutions

 .    Accelerates entry into ASP market

 .    Expands breadth of e-Commerce offerings

 .    Accelerates utilization of PSINet's global Web Hosting Centers

                    Revenue & cost synergies of $500 million

                          PSINet:  Strong Revenue and
                              Gross Margin Growth
                              -------------------


                          Revenue                                                      Gross Margin
          [A Graph Appears depicting the following                       [A Graph Appears depicting the following
                        information]                                                   information]

                          88% CAGR
                   Domestic        International        Total
    1996             $ 78              $  6             $ 84                    1996                  16.9%
    1997             $104              $ 18             $122                    1997                  22.6%
    1998             $156              $104             $260                    1998                  23.2%
    1999             $271              $284             $555                    1999                  28.5%

                           PSINet Revenues by Market
                           -------------------------

($ in millions)

        [A Bar Graph Appears here depicting the following information:]


             U.S. & Canada     Europe          Asia          Latin America
             -------------     ------          ----          -------------

    1999          $309          $90            $134              $22

    1998          $184          $40            $ 36              $ 0


    1997          $107          $11            $  4              $ 0

                           Pro Forma Financial Model
                           -------------------------


   Three Year Target       PSINet       Metamor      Xpedior      PSINet
                         Standalone   Standalone   Standalone   Pro Forma
-------------------------------------------------------------------------
Revenue Growth               50%+        25%+         50%+        50%+
-------------------------------------------------------------------------
Gross Margins               45-50%      40-45%       45-50%      45-50%
-------------------------------------------------------------------------
EBITDA                      20-25%      15-20%       15-20%      20-25%
-------------------------------------------------------------------------


Minimal incremental Capex for Metamor and Xpedior businesses

                              Capital Expeditures
                              -------------------


              1999                                           2000-2001
   [A pie chart appears here]                        [A pie chart appears here]

Data Centers                $150M      Data Centers            $800M
Dark Fiber/IRUs             $350M      Dark Fiber/IRUs         $800M
Network/other(1)            $200M      Network/other(1)        $300M
                            -----                              -----
           Total            $700M                 Total      $1,900M


(1)  Excludes IXC OC48 bandwidth

A joint prospectus/proxy statement was filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("Metamor") with the Commission on April 14, 2000.
YOU ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROSPECTUS/PROXY STATEMENT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the prospectus/proxy statement and other documents filed by PSINet and Metamor with the Commission at the Commission's web site at www.sec.gov. The prospectus/proxy statement and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the prospectus/proxy statement and other documents filed with the Commission by Metamor may be obtained free of charge from Metamor by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on April 7, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. Metamor and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Metamor with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in Metamor's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on April 18, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from Metamor at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/Metamor merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or Metamor stockholders to approve the merger; the risk that the PSINet and Metamor businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.